WINDSTREAM HOLDINGS, INC.

4001 Rodney Parham Road
Little Rock, AR 72212

Anthony W. Thomas
Chief Financial Officer

501-748-7821
501-748-7400 Fax
Tony.Thomas@windstream.com

June 25, 2014

Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

RE:    Windstream Holdings, Inc. and Windstream Corporation
Form 10-K for the Year Ended December 31, 2013
Filed February 27, 2014
Form 10-Q for the Quarter Ended March 31, 2014
Filed May 8, 2014
File Nos. 001-32422 and 001-36093

Dear Mr. Spirgel:

This letter sets forth the response of Windstream Holdings, Inc. and its direct, wholly-owned subsidiary, Windstream Corporation (the “Companies”) to the comment of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission contained in the letter dated and received June 20, 2014 regarding the above referenced filings. For your ease of reference, we have included the Staff’s comment below and have provided our response thereafter.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Organization and Results of Operations, page 42

1.
We note your disclosure that the company has experienced attrition of customers across all your services over the past twelve months ended March 31, 2014. In future filings please provide similar comparative information on a quarterly basis.

June 25, 2014

Response:

We note the Staff’s comment and in future filings within the Organization and Results of Operations section of Management’s Discussion and Analysis we will include discussion of the changes in our key business and consumer customer metrics for the current quarter and year-to-date periods, as well as for the corresponding prior year periods.

* * * * *
In connection with the above response, the Companies acknowledge that:

•	they are responsible for the adequacy and accuracy of the disclosures in their filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, or wish to discuss our response, please call me at 501-748-7821.

Sincerely,

/s/ Anthony W. Thomas

Anthony W. Thomas
Chief Financial Officer